Ensurapet, Inc.
177 Riverside Ave, Ste #F
Newport Beach, CA 92663
949-554-7313 – Fax 714-731-2969

January 20, 2009

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Ensurapet, Inc.
Form 10-K and Forms 10-K/A for the Year Ended December 31, 2007
Filed April 24, 2008 and April 25, 2008, October 30, 2008 and December 18, 2008, respectively
File No. 000-52279

Ladies and Gentlemen:

Ensurapet, Inc., a Nevada corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated November 7, 2008.

Form 10-K/A for the Fiscal Year Ended December 31, 2007
Item 4, Evaluation of Disclosure Controls and Procedures, page 18

1. We note from your disclosures on page 18 that the Company’s CEO and CFO concluded that your internal controls over financial reporting were effective as of September 30, 2008. Please note that management’s annual assessment of the effectiveness of the Company’s internal controls over financial reporting should be performed as of the end of the Company’s most recent fiscal year. Please revise to confirm that the Company’s CEO and CFO concluded that your internal controls over financial reporting were effective as of December 31, 2007.

We have noted this comment and have revised the disclosure.

2. Also, please note that Item 4T of Form 10-Q only requires a registrant to furnish information pursuant to Item 307 and 308T(b) of Regulation S-K on a quarterly basis. In this regard, we note that the Company’s Forms 10-Q for fiscal 2008 include the information required by Item 308T(a) of Regulation S-K. Considering you are not required to perform an assessment over the effectiveness of the Company’s internal controls over financial, reporting on a quarterly basis, you should refrain from including such disclosures in your future Forms 10-Q and instead include only the information required by Item 307 with regards to disclosure controls and procedures and Item 308T(b) with regards to changes in internal control over financial reporting.

We have noted this comment and report accordingly.

General

3. We note that your most recent Form 10-K/A was filed December 18, 2008 while the officers’ certifications and the auditors’ consent were dated December 19, 2008. Please ensure that the next Form 10-K/A includes certifications and consents that are dated before the filing date.

We have noted this comment and report accordingly.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ W. Russell Smith
W. Russell Smith
CEO